

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

June 14, 2011

<u>Via Facsimile</u>
E.J. Elliott
Chief Executive Officer
Gencor Industries, Inc.
5201 North Orange Blossom Trail
Orlando, FL 32810

> **Re: Gencor Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 22, 2010**
> **File No. 001-11703**

Dear Mr. Elliott:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief